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February 26, 2010		Rajib Chanda (202) 508-4671 rajib.chanda@ropesgray.com

VIA EDGAR

Mr. Chad Eskildsen, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Managers Trust I (Registration Nos. 033-44909 and 811-06520)

Dear Mr. Eskildsen:

I am writing on behalf of Managers Trust I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 44 to the Trust’s Registration Statement on Form N-1A filed on December 30, 2009 relating to Managers AMG FQ Tax-Managed U.S. Equity Fund (“Tax-Managed U.S. Equity Fund”), Managers AMG FQ U.S. Equity Fund (“U.S. Equity Fund”), Managers AMG FQ Global Alternatives Fund (“Global Alternatives Fund”), Managers AMG FQ Global Essentials Fund (“Global Essentials Fund”), Managers Frontier Small Cap Growth Fund (“Small Cap Fund”), Managers Micro-Cap Fund (“Micro-Cap Fund”), Managers Institutional Micro-Cap Fund (“Institutional Micro-Cap Fund”), Managers Real Estate Securities Fund (“Real Estate Fund”), Managers PIMCO Bond Fund (“Bond Fund”) and Managers California Intermediate Tax-Free Fund (“California Fund”) (each a “Fund” and collectively the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

Prospectuses

Global Comments

1.     Comment: Under “Summary of the Funds,” please delete each Fund’s ticker symbol(s) from each Fund’s summary section for purposes of the registration statement filing under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”). The ticker symbol may be included in a Fund’s summary prospectus if there is no separate cover page for the summary prospectus.

Response: The requested changes have been made.

2.     Comment: Under “Summary of the Funds – Fees and Expenses of the Fund,” please replace each reference to “Net Annual Fund Operating Expenses” in the “Annual Fund Operating Expenses” table with “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement” in accordance with Instruction 3(e) to Item 3 of Form N-1A.

Response: The requested change has been made.

3.     Comment: For Funds with a Class A sales charge, under “Summary of the Funds – Fees and Expenses of the Fund – Expense Example,” please delete from the summary section of the prospectus the fifth sentence of the introductory paragraph regarding the inclusion of the maximum Class A sales charge in the table, as we believe this language is not contemplated by Item 3 of Form N-1A.

Response: The requested change has been made.

4.     Comment: For Funds that estimate expenses for newly operational share classes, under “Summary of the Funds – Fees and Expenses of the Fund,” please delete from the summary section of the prospectus the first footnote to the “Annual Fund Operating Expenses” table, as we believe Instruction 3(f)(vi) to Item 3 of Form N-1A only contemplates the estimation of expenses by new funds, and not new share classes.

Response: The requested change has been made.

5.     Comment: Under “Summary of the Funds – Fees and Expenses of the Fund – Expense Example,” please move the sentence regarding the impact of the Fund’s contractual expense limitation to the introductory paragraph of this section.

Response: The requested change has been made.

6.     Comment: Under “Summary of the Funds – Performance,” please delete from the summary section of the prospectus all disclosure except for the first sentence and the last two sentences of the introductory paragraph, as we believe this disclosure is not contemplated by Item 4(b)(2)(i) of Form N-1A.

Response: The requested change has been made.

7.     Comment: For Funds with multiple share classes, under “Summary of the Funds – Performance,” please delete the last sentence of the first footnote to the “Average Annual Total Returns as of 12/31/09” table regarding after tax returns being shown for only one class, as we believe this disclosure is not contemplated by Item 4(b)(2) of Form N-1A.

Response: The Trust declines to make this change as Item 4(b)(2)(iv)(C) specifically allows this disclosure.

8.     Comment: Under “Summary of the Funds – Buying and Selling Fund Shares – Transaction Policies,” please delete the first two paragraphs, as we believe this disclosure is not responsive to Items 6(a) and (b) of Form N-1A, which call for disclosure of a fund’s minimum initial and subsequent investment amounts, that a fund’s shares are redeemable, and any procedures for redeeming shares.

Response: The requested change has been made.

9.     Comment: Under “Summary of the Funds,” please change the section heading “Dividends, Capital Gains and Taxes” to “Taxes” or “Tax Information” to match more closely the heading of Item 7 of Form N-1A.

Response: The requested change has been made.

10.     Comment: Under “Additional Information About the Funds – Summary of the Funds’ Principal Risks,” please disclose, either in narrative or tabular form, which risks correspond to the applicable Funds.

Response: The requested change has been made by adding a parenthetical next to each risk indicating which risk corresponds to the applicable Funds.

Tax-Managed U.S. Equity Fund and U.S. Equity Fund

11.     Comment: Please confirm supplementally how the Fund’s definition of whether an issuer is located in the United States ensures that such issuers are subject to the risks and economic fortunes of the U.S.

Response: The Trust believes that issuers that are organized or whose securities are traded principally in the United States generally have a substantial nexus to the U.S. economy. Additionally, the Trust is not aware of any material incentives for an issuer to organize itself under U.S. laws or to register its securities for principal trading in the United States if the issuer did not intend to conduct a substantial portion of its business in the United States. In addition, the Trust notes that the Fund’s subadvisor generally only selects securities for the Fund from the universe of issuers in the Russell 3000® Index, which measures the performance of the largest 3000 U.S. companies representing approximately 98% of the investable U.S. equity market.

12.     Comment: Under “Summary of the Funds – Performance,” please delete the second and third footnotes to the “Average Annual Total Returns as of 12/31/09” table relating to class inception dates, and include that information in the body of the table.

Response: The requested change has been made.

Global Alternatives Fund

13.     Comment: Under “Summary of the Funds – Investment Objective,” please delete the disclosure after “total return” regarding the Fund’s investments, because we believe this relates to the Fund’s investment strategy rather than its investment objective.

Response: The Trust generally takes the view that a Fund’s investment objective cannot be changed without prior approval of the Fund’s Board of Trustees. The Fund’s Board of Trustees will not have a regularly scheduled meeting until after the Fund makes its registration statement filing on or around February 26, 2010. The Board of Trustees intends to consider the suggested change to the Fund’s investment objective at a future meeting and, if the change is approved, the Trust will update the Fund’s prospectus accordingly. The Trust, therefore, declines to make the requested change at this time.

14.     Comment: Please consider defining the term “total return” used in the “Summary of the Funds – Investment Objective” section of the Fund’s prospectus.

Response: The requested change has been made.

15.     Comment: Under “Summary of the Funds – Principal Investment Strategies,” please disclose the market capitalization range of the Fund’s equity investments and the credit and maturity ranges of the Fund’s fixed income investments.

Response: The Trust notes that, as disclosed in the Fund’s prospectus, the Fund’s investment objective is to achieve total return from investments in the global equity, fixed income and currency markets, independent of market direction. In pursuing this objective, the Fund’s subadvisor is not constrained by any particular investment style or capitalization range. In selecting bond investments for the Fund, the Fund’s subadvisor will have the flexibility to invest in debt-related investments of any credit quality and with any duration. Therefore, because the Fund does not intend to focus its investments in any particular capitalization range, credit quality or duration, the Trust declines to make the requested change.

Global Essentials Fund

16.     Comment: Under “Summary of the Funds – Principal Investment Strategies,” please disclose the market capitalization range of the Fund’s equity investments and the credit and maturity ranges of the Fund’s fixed income investments.

Response: The Trust notes that, as disclosed in the Fund’s prospectus, the Fund’s investment objective is to maximize total return. In pursuing this objective, the Fund’s subadvisor is not constrained by any particular investment style or capitalization range. In selecting bond investments for the Fund, the Fund’s subadvisor will have the flexibility to invest in debt-related investments of any credit quality and with any duration. Therefore, because the Fund does not intend to focus its investments in any particular capitalization range, credit quality or duration, the Trust declines to make the requested change.

17.     Comment: Under “Summary of the Funds – Principal Investment Strategies,” please include disclosure regarding the Fund’s investments in emerging market securities to correspond with the emerging markets risk disclosure included in response to Item 4 of Form N-1A.

Response: The Trust notes that the current disclosure in the “Principal Investment Strategies” section of the Fund’s prospectus states that the Fund will maintain exposure to emerging markets, and therefore believes this comment does not require any further action.

18.     Comment: Under “Summary of the Funds – Performance,” please shorten the disclosure in the third paragraph of the summary section of the prospectus so only a brief discussion of the Fund’s new share classes and new investment strategies and policies is included.

Response: The requested change has been made.

Small Cap Fund

19.     Comment: Please provide supplementally the market capitalization range, as of December 31, 2009, of the Russell 2000® Index.

Response: The Trust notes that the Staff was provided with this information on February 23, 2010.

20.     Comment: Under “Summary of the Funds – Principal Investment Strategies,” please include disclosure regarding the Fund’s investments in certain industry sectors to correspond with the sector risk disclosure included in response to Item 4 of Form N-1A.

Response: The Trust notes that, because the Fund does not concentrate its investments in a particular industry sector, sector risk has been removed as a principal risk of the Fund.

21.     Comment: Under “Summary of the Funds – Performance,” please shorten the disclosure in the second paragraph of the summary section of the prospectus so only a brief discussion of the Fund’s new share classes and new investment strategies and policies is included.

Response: The requested change has been made.

Micro-Cap Fund and Institutional Micro-Cap Fund

22.     Comment: Please provide supplementally the market capitalization range, as of December 31, 2009, of the Russell Microcap® Index.

Response: The Trust notes that the Staff was provided with this information on February 23, 2010.

Real Estate Fund

23.     Comment: Under “Summary of the Funds – Principal Risks,” if the Fund only concentrates its investments in the real estate sector, please delete sector risk as a principal risk. Alternatively, if the Fund concentrates its investments in a different industry sector, please include corresponding disclosure in the “Principal Investment Strategies” section.

Response: The Trust notes that sector risk has been removed as a principal risk of the Fund.

Bond Fund

24.     Comment: Under “Summary of the Funds – Principal Investment Strategies,” in the first sentence, please replace, in the Fund’s 80% investment policy, “debt instruments” with “bonds.”

Response: The requested change has been made.

25.     Comment: Please consider defining the term “duration” used in the “Summary of the Funds – Principal Investment Strategies” section of the Fund’s prospectus.

Response: The requested change has been made.

Statement of Additional Information

1.     Comment: With respect to the Trust’s Fundamental Investment Restriction No. 8 relating to industry concentration, please consider revising the restriction or clarifying the restriction to affirmatively state that the Real Estate Fund will invest more than 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the real estate industry.

Response: The Trust believes that the Trust’s Fundamental Investment Restriction No. 8 relating to industry concentration is clear with respect to the Real Estate Fund when read in conjunction with the entire Statement of Additional Information.

2.     Comment: Under “Management of the Funds—Compensation of the Investment Manager and Subadvisors – Managers Micro-Cap Fund and Managers Institutional Micro-Cap Fund – Portfolio Manager Compensation,” please disclose, with respect to RBC Global Asset Management (US) Inc., whether performance based compensation is based on pre- or post-tax performance.

Response: The requested change has been made.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda